Exhibit 99.3

LAKE SHORE GOLD CORP.
as Borrower

and

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

and

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

FIFTH CREDIT AGREEMENT MODIFICATION AGREEMENT

Dated as of December 12, 2013

Fifth Credit Agreement Modification Agreement - Execution Copy

FIFTH CREDIT AGREEMENT MODIFICATION AGREEMENT (the “Fifth Credit Agreement Modification Agreement”) dated as of December 12, 2013 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the several lenders from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and Sprott Resource Lending Partnership, as administrative agent (the “Agent”).

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement dated as of June 13, 2012 (the “Credit Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a credit agreement modification agreement dated as of June 29, 2012 (the “Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a second credit agreement modification agreement dated as of August 20, 2012 (the “Second Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a third credit agreement modification agreement dated as of August 29, 2012 (the “Third Credit Agreement Modification Agreement”);

WHEREAS the Borrower, the Lenders and the Agent entered into a fourth credit agreement modification agreement dated as of October 9, 2012 (the “Fourth Credit Agreement Modification Agreement”, and together with the Credit Agreement, the Credit Agreement Modification Agreement, the Second Credit Agreement Modification Agreement, the Third Credit Agreement Modification Agreement and the Fourth Credit Agreement Modification Agreement, the “Facility Agreements”);

AND WHEREAS the Borrower has requested a further amendment to the Credit Agreement to:

(a)                                 to amend the definition of Current Liabilities;

(b)                                 extend the maturity date of the Standby Line Facility to November 30, 2016;

(c)                                  provide for mandatory principal prepayments on the Standby Line Facility of (i) $5,000,000 on or before January 2, 2014, and (ii) 18 equal monthly principal prepayments commencing June 30, 2015;

(d)                                 increase the Minimum Rate of Return payable in respect of the Gold Loan Facility under Section 6.5 of the Credit Agreement (in circumstances where no prepayment under Section 6.4 of the Credit Agreement has occurred) from 5% per annum to 7.5% per annum;

(e)                                  provide for the payment of an accommodation fee in the amount of $350,000;

(f)                                   remove the total indebtedness to tangible net worth ratio covenant set out in Sections 8.1(x) of the Credit Agreement and the reserve tail ratio covenant set out in 8.1(aa) of the Credit Agreement;

(g)                                  modify the current ratio covenant set out in Section 8.1(z) to include a requirement that the Borrower shall at all times maintain a minimum balance of cash and cash equivalents of not less than $10,000,000;

(h)                                 modify Section 6.7 of the Credit Agreement to amend the voluntary prepayment terms to provide for voluntary prepayments of up to $10,000,000 without prepayment fees, and to provide that all voluntary prepayments in excess of $10,000,000 will include prepayment fees;

(i)                                     modify the repayment requirements under Section 6.8 of the Credit Agreement, as they relate to a Change of Control to provide that upon the occurrence of a Change of Control, all amounts owing in respect of the Credit Facilities shall automatically become due and payable in full;

(j)                                    provide for the payment of prepayment fees in connection with certain mandatory and voluntary prepayments of the Standby Line Facility in amounts equal to 8% for all such voluntary prepayments made during the calendar year 2014, 6% for all such voluntary prepayments made during the calendar year 2015 and 4% for all such voluntary prepayments made during the calendar year 2016;

(k)                                 modify the Standby Line Rollover Fee payable pursuant to Section 4.6 of the Credit Agreement to add an additional 2% fee to be made payable on December 31, 2014 (subject to reduction to 1% in the event that certain prepayments are made as contemplated in Section 2.12 below); and

(l)                                     modify Section 8.2(c)(i)(C) of the Credit Agreement to increase the fair market value of assets which may be disposed of free from the prohibition on dispositions set out in Section 8.2(c) of the Credit Agreement from $5,000,000 to $25,000,000 and to restrict this to mobile equipment only, all in accordance with and subject to the terms of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Facility Agreements.

1.2                                                                               Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                                               Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                                                                               Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 12.1 of the Credit Agreement, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5                                                                               Time of the Essence

Time shall in all respects be of the essence of this Agreement.

ARTICLE 2
AMENDMENTS

2.1                                                                               Amendment to the Definition of Current Liabilities

The definition of Current Liabilities set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting that definition in its entirety and replacing it with the following:

“Current Liabilities” means, at any time and from time to time, the current liabilities of the Borrower as shown on the Borrower’s balance sheet determined on a consolidated basis in accordance with GAAP, less, provided no Event of Default has occurred:

(a)                                 any amounts due or coming due to the Gold Loan Facility Lenders under Section 6.5 of the Credit Agreement on account of the difference between the effective rate of return earned by the Gold Loan Facility Lenders on the Gold Loan Facility Commitment Amount and the Minimum Rate of Return, provided such amounts are included in the Borrower’s current liabilities as shown on its most recently published consolidated balance sheet; and

(b)

(i)                                     on or before September 30, 2014, the three Monthly Principal Instalment Payments coming due under Section 2.3(b) that are classified as current liabilities on the Borrower’s most recently published consolidated balance sheet; or

(ii)                                  on or after October 1, 2014 (and for greater certainty, without duplication of any amounts deducted under Subsection (i) above), all amounts coming due under Section 2.3(b) in respect of Monthly Principal Instalment Payments that are classified as current liabilities on the Borrower’s most recently published consolidated balance sheet, and further provided that the aggregate principal amount outstanding under the Standby Line Facility is less than or equal to $25,000,000.

2.2                                                                               Extension of the Standby Line Facility Maturity Date

The definition of Standby Line Facility Maturity Date set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting reference to “January 1, 2015” and replacing it with “November 30, 2016”.

2.3                                                                               Standby Line Facility Mandatory Principal Prepayments

In addition to any other payment or prepayment requirements in respect of the Standby Line Facility, the Borrower shall make the following mandatory principal prepayments to the Lender:

(a)                                 $5,000,000 on or before January 2, 2014; and

(b)                                 18 equal monthly principal instalment payments (each, a “Monthly Principal Instalment Payment”) on the last Business Day of each calendar month, commencing June 30, 2015, each in an amount equal to 1/18 of the outstanding principal balance of the Standby Line Facility as at June 30, 2015, until the earlier of (i) the Standby Line Facility Maturity Date (as amended pursuant to Section 2.1 of this Agreement), and (ii) the date on which the Standby Line Facility shall have been repaid in full.

2.4                                                                               Minimum Return on Gold Loan Facility

Section 6.5 of the Credit Agreement is hereby amended by deleting reference to “5% per annum” in the fifth line and replacing it with “7.5% per annum”.

2.5                                                                               Accommodation Fee

In consideration for the accommodations made by the Lenders pursuant to this Agreement, and as a condition precedent to the effectiveness of this Agreement, the Borrower covenants and agrees to pay to the Agent for the ratable benefit of the Gold Loan Facility Lenders and the Standby Line Facility Lenders a non-refundable accommodation fee in cash in the amount of $350,000 (the “Accommodation Fee”), concurrently with the execution and delivery of this Agreement.  The Agent shall distribute the Accommodation Fee equally between the Gold Loan Facility Lenders and the Standby Line Facility Lenders, in accordance with their respective Pro Rata Share of the Gold Loan Facility and the Standby Line Facility, as the case may be.

2.6                                                                               Removal of Total Indebtedness to Tangible Net Worth Ratio Covenant

Section 8.1(x) of the Credit Agreement is hereby deleted in its entirety.

2.7                                                                               Removal of Reserve Tail Ratio Covenant

Section 8.1(aa) of the Credit Agreement is hereby deleted in its entirety.

2.8                                                                               Current Ratio Covenant Modification

Section 8.1(z) of the Credit Agreement is hereby amended by deleting that provision in its entirety and replacing it with the following:

“(z)                            Current Ratio.  The Borrower shall maintain at all times:

(i)                                     a Current Ratio of not less than 1.10 : 1; and

(ii)                                  a minimum balance of cash and cash equivalents of not less than $10,000,000.”.

2.9                                                                               Voluntary Prepayment: Standby Line Facility

Section 6.7 of the Credit Agreement is hereby amended by deleting that provision in its entirety and replacing it with the following:

“6.7                         Voluntary Prepayment: Standby Line Facility

(a)                                 The Borrower may not voluntarily prepay any principal amount outstanding under the Standby Line Facility at any time prior to January 2, 2014.

(b)                                 At any time during the period commencing on January 2, 2014 and ending on December 31, 2014, the Borrower may prepay up to $10,000,000 of the principal amount outstanding under the Standby Line Facility (the “Voluntary Prepayment Threshold”), together with all accrued interest and fees thereon, without penalty, provided that:

(i)                                     the proposed prepayment is in a principal amount of at least $5,000,000; and

(ii)                                  the Borrower shall have provided not less than 20 calendar days prior irrevocable written notice (a “Standby Line Facility Prepayment Notice”) (A) indicating its commitment to make a prepayment under the Standby Line Facility and terminating its ability to request further advances thereunder, and (B) stating the date for prepayment (which shall be a Banking Day).

(c)                                  At any time after January 2, 2014, the Borrower may prepay principal amounts outstanding under the Standby Line Facility in excess of the Voluntary Prepayment Threshold, together with all accrued interest and fees thereon, without penalty, provided that:

(i)                                     the proposed prepayment is in a principal amount of at least $5,000,000;

(ii)                                  the Borrower shall have provided an irrevocable Standby Line Facility Prepayment Notice not less than 20 calendar days prior to such prepayment (A) indicating its commitment to make a prepayment under the Standby Line Facility and terminating its ability to request further advances thereunder, and (B) stating the date for prepayment (which shall be a Banking Day); and

(iii)                               the Borrower shall pay concurrently therewith the applicable Prepayment Fee payable pursuant to Section 6.11.

2.10                                                                        Mandatory Prepayment on Change of Control: Both Credit Facilities

Section 6.8 of the Credit Agreement is hereby amended by deleting that provision in its entirety and replacing it with the following:

“6.8                         Mandatory Prepayment on Change of Control: Both Credit Facilities

All principal amounts outstanding under the Credit Facilities and all principal and all accrued and unpaid interest, fees and other amounts thereon (including all applicable Prepayment Fees) shall become immediately due and payable upon and after the occurrence of a Change of Control.  If a Change of Control occurs, the Borrower shall pay to the Agent for the rateable benefit of (a) the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)) the Standby Line Facility Prepayment Amount and the applicable Prepayment Fee and (b) the Gold Loan Facility Lenders (and any other lender to whom a Gold Loan Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), the Gold Loan Facility Prepayment Amount.”.

2.11                                                                        Prepayment Fees

Article 6 of the Credit Agreement is hereby amended by inserting a new Section 6.11 which shall read as follows:

“6.11                  Prepayment Fees

Concurrently with all mandatory and voluntary prepayments of the Standby Line Facility except for (i) voluntary prepayments of up to $10,000,000 made pursuant to Section 6.7(a) of the Credit Agreement, as amended, at any time during the period commencing on January 2, 2014 and ending on December 31, 2014, (ii) scheduled principal payments referred to in Section 2.3 of the Fifth Credit Agreement Modification Agreement, and (iii) the payment of the outstanding principal amount of the Standby Line Facility on the Standby Line Facility Maturity Date, and notwithstanding any other term of the Credit Agreement, as amended, the Borrower shall pay a cash prepayment fee (the “Prepayment Fee”) in the amount of:

(A)                               8% of the principal amount of such prepayment, for all prepayments made during the calendar year 2014;

(B)                               6% of the principal amount of such prepayment, for all prepayments made during the calendar year 2015; and

(C)                               4% of the principal amount of such prepayment, for all prepayments made during the calendar year 2016.”.

2.12                                                                        Standby Line Rollover Fee

Section 4.6 of the Credit Agreement is hereby amended by deleting that provision in its entirety and replacing it with the following:

“4.6                         Standby Line Rollover Fee

In consideration of the Standby Line Facility Lenders making the Standby Line Facility available to the Borrower pursuant to the terms hereof:

(a)                                 on December 31, 2013 (the “2013 Rollover Fee Payment Date”), the Borrower shall pay to the Agent, or as the Agent may direct, for the rateable benefit of the

Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), a fee (each, a “2013 Standby Line Rollover Fee”) in an amount equal to 4% of the outstanding principal amount owing under the Standby Line Facility on the 2013 Rollover Fee Payment Date, payable at the Borrower’s election either in the form of (A) subject to receipt by the Borrower and delivery to the Agent of all required Exchange approvals for the issuance and listing thereof, Common Shares (the “Standby Line Rollover Shares”), the number of which shall be determined on the basis of a price per Common Share equal to a 10% discount to the 10-day volume weighted average trading price of such Common Shares as they trade on the Toronto Stock Exchange immediately prior to the applicable Rollover Fee Payment Date, or (B) cash.  The Standby Line Rollover Fees shall be payable and deemed to be fully earned on the applicable Rollover Fee Payment Date, and shall be non-refundable.  The Standby Line Rollover Shares shall be subject to a maximum hold period under Applicable Law (including Applicable Securities Legislation) of four months and one day from their date of issuance; and

(b) on December 31, 2014 (the “2014 Rollover Fee Payment Date”, and together with the 2013 Rollover Fee Payment Date, the “Rollover Fee Payment Dates”), the Borrower shall pay to the Agent, or as the Agent may direct, for the rateable benefit of the Standby Line Facility Lenders (and any other lender to whom a Standby Line Facility Lender has participated all or any part of its Individual Commitment in accordance with Section 12.5(b)), a cash fee (each, a “2013 Standby Line Rollover Fee”, and together with the 2013 Standby Line Rollover Fee, the “Standby Line Rollover Fees”) in an amount equal to (i) 2% of the outstanding principal amount owing under the Standby Line Facility on the 2014 Rollover Fee Payment Date if the Borrower has prepaid a principal amount of $5,000,000 or less on account of the Standby Line Facility between December 12, 2013 and the 2014 Rollover Fee Payment Date, or (ii) 1% of the outstanding principal amount owing under the Standby Line Facility on the 2014 Rollover Fee Payment Date if the Borrower has prepaid a principal amount of more than $5,000,000 on account of the Standby Line Facility between December 12, 2013 and the 2014 Rollover Fee Payment Date.”.

2.13                                                                        Disposition of Assets

Section 8.2(c)(i)(C) of the Credit Agreement is hereby amended by deleting that provision in its entirety and replacing it with the following:

“(D) mobile equipment of the Companies, the aggregate fair market value of which shall not exceed $25,000,000 in any Fiscal Year,”.

ARTICLE 3
ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES

3.1                                                                               Outstanding Standby Line Facility Principal Balance

The Borrower acknowledges and confirms that as at the date of this Agreement the outstanding principal balance of the Standby Line Facility is $35,000,000.

3.2                                                                               Representations and Warranties

The Borrower hereby reaffirm and restate each of the representations and warranties set out in the Facility Documents as at the date of this Agreement, except that:

(a)                                 with respect to the representation and warranty set out in Section 7.1(z) of the Credit Agreement, the cash collateral on deposit with Royal Bank of Canada now stands at $7,094,652; and

(b)                                 with respect to the representation and warranty set out in Section 7.1(cc) of the Credit Agreement, the Borrower’s issued share capital now stands at 416,620,224 fully paid and non-assessable Common Shares.

3.3                                                                               No Default or Event of Default

No event or circumstance has occurred since the date of the Credit Agreement which could be construed as a Default or an Event of Default, and the Borrower has been and continues to fulfill all of its covenants, agreements and other obligations under each of the Facility Documents.

ARTICLE 4
MISCELLANEOUS

4.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Facility Agreements are hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Facility Agreements.

4.2                                                                               Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Facility Agreements to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Credit Documents to the Credit Agreement, shall mean and be a reference to the Facility Agreements as amended hereby.  The Facility Agreements, as amended hereby, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

4.3                                                                               Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.4                                                                               Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Facility Agreements, the relevant provision of this Agreement shall prevail and be paramount.

4.5                                                                               Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.6                                                                               Entire Agreement

This Agreement amends and modifies the Facility Agreements and together with them and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

4.7                                                                               Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[The remainder of this page is intentionally left blank.  Signature pages follow]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	“Anthony Makuch”
Authorized Signatory

By:	“Philip Yee”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Agent

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, by its managing partner Sprott Lending Consulting Limited Partnership, by its general partner Sprott Lending Consulting GP Inc., as Lender

By:	“Jim Grosdanis”
Authorized Signatory

By:	“Peter Grosskopf”
Authorized Signatory

SAMGENPAR LTD., as Lender

By:	“Steven Rostowsky”
Authorized Signatory

RESOURCE INCOME PARTNERS LIMITED PARTNERSHIP, by its general partner, Resource Capital Investment Corp., as Lender

By:	“Gretchen Carter”
Authorized Signatory

DUNDEE CORPORATION, as Lender

By:	“Sivan Fox” “Lucie Presot”
Authorized Signatory

HELMSDALE BANK CORP., as Lender

By:	“Randy Barker”
Authorized Signatory

CIDEL TRUST COMPANY, in trust for RRSP #135300 (Stewart Robertson), as Lender

By:	“Gordon Anderson”
Authorized Signatory